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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2013	2012	2011	2010	2009
	(in thousands, except ratios)
Pre-tax (loss) income—continuing operations	$(203,236)	$77,634	$9,874	$126,308	$59,390

Fixed charges
Interest expense	$6,487	$6,235	$2,267	$—	$—
Amortization of debt costs	1,423	1,162	123	—	—
Imputed interest on rent expense	4,633	4,204	2,441	1,916	2,641
Interest credited to contractholders	—	—	—	—	4,284

Total fixed charges	$12,543	$11,601	$4,831	$1,916	$6,925

Computation
Total earnings and fixed charges	$(190,693)	$89,235	$14,705	$128,224	$66,315

Ratio of earnings to fixed charges(1)	—	7.69	3.04	66.92	9.58

(1)
In 2013, we incurred losses from continuing operations, including $189 million of non-cash asset impairment charges. As a result, our earnings were insufficient to cover our fixed charges by approximately $203 million.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES